EXHIBIT 99.3

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

Years ended December 31, 2019 and 2018

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at March 30, 2020 should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) for the years ended December 31, 2019 and 2018 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
●	Obtaining and maintaining permits;
●	Raising the funds necessary to develop the NorthMet Project and continue operations;
●	Executing prospective business plans; and
●	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
●	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
●	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
●	Climate change and the impact of natural or other disasters and global health crises;
●	Actions by governments and authorities including changes in government regulation;
●	Uncertainties associated with legal proceedings; and
●	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cautionary note to U.S. investors: The terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, gold, silver and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four main deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

The Erie Plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad, railcars and access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

PolyMet completed a land exchange with the U.S. Forest Service (“USFS”) on June 28, 2018 and now controls approximately 19,050 acres or 30 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project.  The Minnesota Department of Natural Resources (“MDNR”) also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.   In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018.  Further, PolyMet received the federal Record of Decision (“ROD”) and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers (“USACE”) on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.  Legal challenges contesting various aspects of the MDNR and MPCA decisions are on-going and have led to court rulings that have impacted the Project timeline.

See additional discussion below.

Summary of Recent Events and Outlook

Highlights and recent events
PolyMet made significant progress during 2018, 2019, and 2020 to date.  Notably the Company received all key permits and approvals required to construct and operate NorthMet (subject to litigation) and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also completed a drilling program in 2019 that resulted in significant increases in mineral reserves and resources, released an updated technical report in 2018 including an assessment of higher potential production scenarios.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

More specifically:
●
Following receipt of the final key permit in March, the Company completed geotechnical investigations, installed monitoring wells, advanced project execution planning and implemented its environmental management system;

●
In November 2019, the Company’s mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;

●
In June 2019, the Company completed a $265.0 million rights offering, fully backstopped by Glencore, AG (“Glencore”) with the proceeds used to fully repay outstanding debt and strengthen the Company’s financial position.  As a result of the rights offering, Glencore’s ownership in the Company increased to 71.6%;

●	In March 2019, the Company received the federal ROD and wetlands permit from the USACE, which was the last key permit or approval needed to construct and operate the Project;
●	In December 2018, the Company received all MPCA permits for NorthMet for which the Company had applied, including air and water permits;
●	In November 2018, the Company received all MDNR permits for NorthMet for which the Company had applied, including the Permit to Mine, dam safety and water appropriations permits;
●	In June 2018, the Company and USFS completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body;
●
In March 2018, issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update included detailed capital costs, operating costs, and economic valuations for the permitted mine plan, as well as discussion of potential future opportunities; and

●
As noted in the “Environmental Review and Permitting” section below, a number of legal challenges have been filed contesting various aspects of federal and state decisions.  The Company continues to litigate these decisions in state and federal court. It has received favorable final decisions in six cases to date.

Net cash used in operating and investing activities during 2019 was $24.212 million.  Primary activities during the period related to engineering and studies, maintaining existing infrastructure, permit litigation defense, site monitoring and permit compliance, financing and general corporate purposes.

The Company regularly assesses whether there are indicators of asset impairment.  During the fourth quarter of 2019, indicators were identified including updates to the Project and developments related to ongoing legal challenges which potentially affect the timing of the Project and resulted in an asset impairment for NorthMet in the amount of $47.168 million.  The recoverable amounts of property, plant and equipment and intangible assets were measured based on FVLCD, determined by assessing future expected cash flows based on future business plans, both underpinned and supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital rate of 8.2%. The valuation is sensitive to price of copper (assumptions between $2.81 and $2.97 per pound were used), nickel (assumptions between $6.95 and $7.53 per pound were used) and palladium (assumptions between $1,139 and $1,489 per ounce were used) and a change in the pricing outlook may result in additional review of the Project. The determination of FVLCD used Level 3 valuation techniques.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Goals and Objectives for the Next Twelve Months
PolyMet’s objectives include:

●	Successfully defend against legal challenges to permits;
●	Maintain political, social and regulatory support for the Project;
●	Continue engineering and optimization for the Project; and
●	Finalize Project implementation plan.

The Company is in discussions with various sources of debt and equity financing sufficient to fund on-going permit litigation, Project optimization and construction.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  Legal challenges contesting various aspects of the MDNR and MPCA decisions are on-going and have led to court rulings that have impacted the Project timeline.

See additional discussion in the “Liquidity and Capital Resources” section below.

Detailed Description of Business

Asset Acquisition
In November 2005, the Company acquired the idled Erie Plant, which is located approximately six miles west of the NorthMet deposit and includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.   The plant was managed by Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”).

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals – platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide a railroad connection linking the NorthMet deposit and the Erie Plant.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the Company’s environmental rehabilitation provision.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 19,050 contiguous acres or 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through two mineral leases with RGGS Land & Minerals Ltd., L.P. (“RGGS”) and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. The LMC lease covers 120 acres that are encircled by the RGGS property. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Feasibility Study, Mineral Resources and Mineral Reserves
PolyMet published an updated Technical Report under NI 43-101 dated March 26, 2018 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement (“EIS”) and draft permits.  The update also included detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented.  Proven and Probable mineral reserves were estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver. See additional details in the Company’s most recent Annual Information Form or the Company’s NorthMet Project Form NI 43-101F1 Technical Report dated March 26, 2018, both filed on SEDAR and EDGAR.

In November 2019, PolyMet published an updated Mineral Resource and Reserve statement which increased Proven and Probable mineral reserves by 14% to 290 million short tons grading 0.288% copper, 0.083% nickel, 75 ppb platinum, 264 ppb palladium, 39 ppb gold, 73.95 ppm cobalt and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 795.2 million short tons grading 0.234% copper, 0.071% nickel, 62 ppb platinum, 214 ppb palladium, 31 ppb gold, 69 ppm cobalt and 0.87 ppm silver. The mineral reserve estimates are based on metal prices of $2.91 per pound copper, $5.54 per pound nickel, $28.82 per pound cobalt, $1,058 per ounce palladium, $889 per ounce platinum, $1,274 per ounce gold and $16.19 per ounce silver.   The mineral resource estimates are based on metal prices of $3.34 per pound copper, $6.37 per pound nickel, $33.14 per pound cobalt, $1,216 per ounce palladium, $1,023 per ounce platinum, $1,465 per ounce gold and $18.62 per ounce silver. Metal recovery factors were applied to each metal based on recovery curves developed. The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $6.34 per ton for mineral resources and include processing, general and administrative, and water treatment costs.

Environmental Review and Permitting
In November 2015, the MDNR, USACE, and USFS published the Final EIS and in March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.

In November 2018, the Company received all final MDNR permits for which the Company had applied, including the Permit to Mine, dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.

In December 2018, the Company received all final MPCA permits for which the Company had applied, including the water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project. In September 2019, two lawsuits were filed in Minnesota federal court challenging the USACE permits. PolyMet was not named as a defendant in those actions, but has moved to intervene.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  PolyMet is a co-respondent in all suits.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

●
In June 2019, the Court of Appeals transferred the challenge to the MPCA water quality permit to the Ramsey County District Court for the limited purpose of an evidentiary hearing.  The water quality permit is temporarily stayed pending the outcome of that hearing.

●
In January 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing.  The Company, MDNR, and several other groups have petitioned the Minnesota Supreme Court to review that decision.  The Company cited several reasons for the appeal, including (i) the Court of Appeals’ ruling conflicts with both the relevant statute and Supreme Court’s precedent; and (ii) agencies should not be required to hold a contested case hearing when there is no reasonable basis for such a hearing to help them make a decision.  PolyMet cannot act on the remanded permits until the Supreme Court rules or a contested case hearing occurs.  In March 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the NorthMet Permit to Mine and dam safety permits.

●	In March 2020, the Court of Appeals remanded the air permit to the Minnesota Pollution Control Agency to provide more information and the Company is evaluating all legal options.

●
The Court of Appeals ruled in PolyMet’s favor in two state court actions, one of which sought to force a supplemental environmental review and the other of which challenged the rules used to permit the Project.

USFS Land Exchange
In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest’s land holdings in northeast Minnesota.

Four legal challenges were filed contesting various aspects of the land exchange Final ROD.  PolyMet was a co-defendant with the USFS in this proceeding.  Motions were filed by PolyMet to dismiss each of these suits for lack of standing.  On October 1, 2019, the U.S. District Court for the District of Minnesota dismissed all lawsuits challenging the land exchange Final ROD.

Financing Activities

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

●
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering (see Rights Offering below);

●
Convertible debt – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020.  The 2008 and 2009 convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering (see Rights Offering below);

●
Non-convertible debt – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company.  The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering (see Rights Offering below); and

●	Promissory note – agreement comprising $15.0 million initial principal note drawn in August 2019.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt to June 30, 2019 to provide the Company time to complete a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt (see Rights Offering below).  In connection with the extension agreement, the Company issued 6,458,001 purchase warrants to Glencore with an expiration date of March 31, 2024 and an exercise price of $0.7368 which was approved by the NYSE American and TSX.  In addition, the Company agreed to extend the expiration date of the convertible debt exchange warrant to the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid, which occurred on June 28, 2019.

On June 28, 2019, Glencore purchased 430,521,941 common shares under its standby commitment under the rights offering in addition to the 196,726,042 common shares purchased under its rights.  See below for proceeds usage from the Rights Offering.

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $0.2223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020.

Rights Offering
On May 24, 2019, the Company filed a prospectus for an offering of rights to holders of common shares of the Company to raise up to $265.0 million in gross proceeds (“Rights Offering”).  Every shareholder received one right ("Right") for each common share owned on June 3, 2019, the Record Date, and each Right entitled the holder to acquire 2.119069 new common shares of the Company at $0.3881 per share. This offering of Rights expired on June 26, 2019.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  As the Rights Offering was not fully subscribed, Glencore purchased 430,521,941 common shares under its standby commitment in addition to the 196,726,042 common shares purchased under its Rights resulting in Glencore owning 71.6% of the Company’s issued shares.

Upon closing of the Rights Offering on June 28, 2019, the Company issued a total of 682,813,838 common shares for gross proceeds of $265.0 million.  Expenses and fees relating to the Rights Offering were $11.953 million, including a $7.690 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital.  Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.  Proceeds of the Rights Offering were used to repay the convertible debt of $59.881 million owed to Glencore and non-convertible debt of $190.436 million owed to Glencore.  The Company and Glencore agreed to net settle its Rights Offering subscription amount of $243.435 million against the debt amounts owed.

The prospectus stated the proceeds of the Rights Offering were to be used as follows: (a) repayment of the Glencore debt upon closing of the Rights Offering at a cost of approximately $251.310 million (b) payment of rights offering standby fee to Glencore at a cost of approximately $7.690 million, and (c) payment of other rights offering expenses at a cost of approximately $6.0 million.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As at December 31, 2019, approximate proceeds usage from the Rights Offering was as follows:

Purpose	Planned	Actual To Date	Variance
Rights Offering Proceeds	265,000	265,000	-
Repay Glencore Debt	(251,310)	(250,318)	992	(1)
Rights Offering Standby Fee	(7,690)	(7,690)	-
Rights Offering Expenses & General Corporate Purposes	(6,000)	(6,992)	(992)
TOTAL	-	-	-

(1) Rights offering closed and debt repaid sooner than planned due to expedited Hart-Scott-Rodino approval.

Other Financings
During 2019, the Company issued 400,171 common shares (2018 – 225,000 common shares) pursuant to the exercise of share options for proceeds of $0.274 million (2018 - $0.151 million).

During 2019, the Company issued nil common shares (2018 – 590,500 common shares) pursuant to the exercise of warrants for proceeds of $nil (2018 - $0.591 million).

During 2019, the Company issued 78,750 common shares (2018 – 128,750 common shares) to maintain land purchase options with the shares valued at $0.046 million (2018 - $0.123 million).

Summary of Quarterly Results

	Period Ended
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
General and Administrative	(2,818)	(1,287)	(1,021)	(2,744)	(1,529)	(1,262)	(1,509)	(2,770)
Other Income (Expenses)	(46,779)	(291)	111	(3,074)	(1,380)	(426)	(1,147)	(5,020)
Loss for the Period	(49,597)	(1,578)	(910)	(5,818)	(2,909)	(1,688)	(2,656)	(7,790)
Loss per Share (1)	(.05)	(0.00)	(0.00)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)
Cash used in operating activities	(2,393)	(1,415)	1,290	(1,954)	(1,804)	(512)	(1,164)	(2,322)
Cash provided by (used) by financing activities	-	14,997	2,713	62	45,500	61	19,723	4,804
Cash used in investing activities	(5,189)	(4,749)	(4,138)	(5,664)	(36,794)	(10,178)	(5,383)	(4,998)

(1)	Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

December 31, 2019 - $0.140 million	December 31, 2018 - $0.105 million
September 30, 2019 - $0.120 million	September 30, 2018 - $0.182 million
June 30, 2019 - $0.109 million	June 30, 2018 - $0.276 million
March 31, 2019 - $1.189 million	March 31, 2018 - $1.179 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.   Additional discussion of significant items is included below.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Three months ended December 31, 2019 compared to three months ended December 31, 2018

Focus during the current year period was on litigation defense of Project permits, Project engineering and optimization, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $49.597 million ($0.05 loss per share) compared to a loss of $2.909 million ($0.01 loss per share) during the prior year period.  The increased loss was due to a $47.168 million non-cash asset impairment in the current year related to Mineral PP&E.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $2.393 million compared to cash used during the prior year period of $1.804 million.  The variance was primarily due to changes in working capital balances.

Cash provided by financing activities during the current year period was $nil compared to cash provided during the prior year period of $45.500 million.  The decrease was due to prior year debenture funding and exercise of warrants and share options.

Cash used in investing activities during the current year period was $5.189 million compared to cash used during the prior year period of $36.794 million.  The decrease was primarily due to the purchase of wetland credits in the prior year period and a reduction in capital expenditure following receipt of permits.

Including the effect of foreign exchange, total cash on hand decreased during the current year period by $7.594 million to $7.401 million compared to the prior year period where cash increased $6.895 million to $13.857 million.

c) Capital Expenditures for the Period:

During the current year period mineral property, plant, and equipment costs were capitalized in the amount of $3.813 million as compared to $12.224 million during the prior year period.  The decrease was primarily related to lower capitalized borrowing costs in the current year period and additional work in the prior year period to support receipt of permits.  The Company also capitalized $0.195 million of intangibles during the current year period compared to $17.950 million during the prior year period.  The decrease was due to purchase of wetland credits in the prior period as required by the USACE 404 Wetlands Permit.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Selected Annual Financial Information

For the Periods Ended	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017 (1)
Revenue	-	-	-
Net loss	(57,903)	(15,043)	(10,098)
Basic and diluted loss per share	(0.09)	(0.05)	(0.03)
Total Assets	457,315	485,629	409,042
Convertible and non-convertible debt	-	235,467	141,335
Promissory note	15,501	-	-
Total Shareholders’ Equity	384,140	185,042	198,675

(1)
On December 7, 2017, the Company’s Board of Directors approved a change of the financial year end from January 31 to December 31.  The Company’s transition year consists of an eleven-month period ended on December 31, 2017.

The loss for the fiscal year includes share-based compensation expense as follows:
December 31, 2019 - $1.558 million
December 31, 2018 - $1.742 million
December 31, 2017 - $1.318 million

Twelve months ended December 31, 2019 compared to twelve months ended December 31, 2018

Focus during 2019 was on litigation defense of NorthMet permits, Project engineering and optimization, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Fiscal Year:

During 2019, the Company incurred a loss of $57.903 million ($0.09 loss per share) compared to a loss of $15.043 million ($0.05 loss per share) during 2018.  The increased net loss was primarily due to a $47.168 million non-cash asset impairment during 2019 related to Mineral PP&E.

b) Cash Flows for the Fiscal Year:

Cash used in operating activities during 2019 was $4.472 million compared to cash used during 2018 of $5.802 million. The variance was primarily due to changes in working capital balances.

Cash provided by financing activities during 2019 was $17.772 million compared to cash provided during 2018 of $70.088 million. The decrease is primarily due to lower expenditures requiring less funding during 2019.

Cash used in investing activities during 2019 was $19.740 million compared to cash used during 2018 of $57.353 million. The decrease was primarily due to a $10.0 million contribution to the environmental rehabilitation trust required under the Permit to Mine and a $21.055 million purchase of wetland credits required by the USACE 404 Wetlands Permit during 2018.

Including the effect of foreign exchange, total cash on hand decreased during 2019 by $6.456 million to $7.401 million compared to 2018 where cash increased $6.926 million to $13.857 million.

c) Capital Expenditures for the Fiscal Year:

During 2019, mineral property, plant, and equipment costs were capitalized in the amount of $34.702 million as compared to $41.797 million during 2018.  The decrease was primarily related to lower capitalized borrowing costs following repayment during the rights offering.  The Company capitalized $0.195 million of intangibles during 2019 compared to $21.055 million during 2018.  The decrease was due to purchase of wetland credits during 2018 as required by the USACE 404 Wetlands Permit issued in March 2019.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Twelve months ended December 31, 2018 compared to eleven months ended December 31, 2017

Focus during 2018 was on environmental permitting for the Project, maintenance of existing infrastructure, early works to prepare site for construction, and financing.

a) Loss for the Fiscal Year:

During 2018, the Company incurred a loss of $15.043 million ($0.05 loss per share) compared to a loss of $10.098 million ($0.03 loss per share) during the eleven months ended December 31, 2017.  The increased net loss was due to a non-cash charge on debenture refinancing during 2018.

b) Cash Flows for the Fiscal Year:

Cash used in operating activities during 2018 was $5.802 million compared to cash used during the eleven months ended December 31, 2017 of $4.990 million. The increase was primarily due to legal and financial instrument costs tied to receipt of final state permits during 2018.

Cash provided by financing activities during 2018 was $70.088 million compared to cash provided during the eleven months ended December 31, 2017 of $14.917 million. The increase is primarily due to higher expenditures requiring more funding during 2018.

Cash used in investing activities during 2018 was $57.353 million compared to cash used during the eleven months ended December 31, 2017 of $21.669 million. The increase was primarily due to a $10.0 million contribution to the environmental rehabilitation trust required under the Permit to Mine and a $21.055 million purchase of wetland credits required by the USACE 404 Wetlands Permit during 2018.

Including the effect of foreign exchange, total cash on hand increased during 2018 by $6.926 million to $13.857 million compared to the eleven months ended December 31, 2017 where cash decreased $11.741 million to $6.931 million.

c) Capital Expenditures for the Fiscal Year:

During 2018, mineral property, plant, and equipment costs were capitalized in the amount of $41.797 million as compared to $39.506 million during the eleven months ended December 31, 2017.  The increase largely reflects an extra month of activity during 2018.  The Company also capitalized $21.055 million of intangibles during 2018 compared to $3.130 million during the eleven months ended December 31, 2017.  The increase is due to purchase of wetland credits required by the USACE 404 Wetlands Permit issued in March 2019.

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at December 31, 2019, the Company had cash of $7.401 million and working capital of $3.043 million.  On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The first tranche in the amount of $7.0 million was issued on March 18, 2020.  See additional details in “Financing Activities” section above.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Management believes financing will continue to be available allowing the Company to complete development of the Project and to conduct future profitable operations.  Management’s belief is based upon the underlying value of the Project, progress on obtaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore. While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.

In late December 2019, a novel coronavirus (COVID-19) was identified originating in China, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic.  The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets.  These affects could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the Company’s ability to raise sufficient funds to finance ongoing development of the Project. The extent to which COVID-19 impacts the Company’s business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, will depend on future developments, which are highly uncertain and cannot be predicted at this time.

The Company is in discussions with various sources of debt and equity finance sufficient to fund on-going permit litigation, Project optimization and construction.  Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the following table summarizes the Company's contractual obligations as at December 31, 2019:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$4,533	$4,533	$4,533	$-	$-	$-
Lease liability	616	766	107	293	302	64
Promissory note	15,501	16,196	-	16,196	-	-
Firm commitments	-	455	83	284	88	-
Total	$20,650	$21,950	$4,723	$16,773	$390	$64

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements.

Financial Instruments and Risk Management

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include the restricted deposits which are measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.640 million (2018 - $nil), the amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.176 million (2018 - $1.912 million) and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.125 million (2018 - $0.371 million).

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts he fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk
The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk
Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:
	December 31, 2019	December 31, 2018
Cash and restricted deposits	18,850	24,143
Convertible debt	-	56,984
Non-convertible debt	-	178,483
Promissory note	15,501	-

Based on the above net exposures, as at December 31, 2019, a 1% change in interest rates would have impacted the Company’s loss by approximately $0.189 million and carrying value of the promissory note by approximately $0.155 million.

Credit Risk
Credit risk arises on cash and restricted deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $21.764 million.

The Company’s cash and restricted deposits are primarily held through large Canadian and United States financial institutions.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Liquidity Risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing debt.  See additional discussion in the “Liquidity and Capital Resources” section above.

Capital Management
The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.  The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2020, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  The Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project and manage liquidity risk.  See additional discussion in the “Liquidity and Capital Resources” section above.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended December 31
	2019 (1)	2018 (1)
Salaries and other short-term benefits	$2,247	$1,956
Other long-term benefits	47	44
Share-based payment (3)	1,917	1,680
Total	$4,211	$3,680

(1)
2019 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan and Bradley Moore).

(2)
2018 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan and Bradley Moore).

(3)	Share-based payment represents the amount capitalized or expensed during the year.

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control.  Other than Jonathan Cherry, no other PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s 71.6% ownership and majority shareholder relationship, Glencore is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During 2019, the Company recorded $0.474 million (2018 - $0.070 million) for services under this agreement.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends. Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for environmental rehabilitation costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.

The Company’s estimates of its environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The provision for environmental rehabilitation obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets
The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal (“FVLCD”).  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

Going concern assumptions
The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at March 27, 2020:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	1,005,907,789	$-
Restricted share units	13,633,167	$-
Share options	22,811,000	$0.75
Share purchase warrants	31,379,179	$0.80

(1)	Includes 95,500 of restricted shares which vest upon production.

As at December 31, 2019, the Company had obligations to issue up to 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2019 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2019 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements of the Company are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

PolyMet Mining Corp.
Management Discussion and Analysis
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2019 (the "Evaluation Date")). Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

There have been no changes in the Company’s disclosure controls and procedures during the year ended December 31, 2019 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by Deloitte & Touche LLP, the Company’s independent registered public accounting firm, as stated in their report, which is included with the Company’s annual consolidated financial statements.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.